Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State or Country of Incorporation/Formation
Digene B.V.	Netherlands
Digene do Brasil LTDA	Brazil
Digene Europe, Inc.	Delaware
Digene (Switzerland) Sarl	Switzerland
Digene UK (Holdings) Limited	United Kingdom
Digene Diagnostics S.L.*	Spain
Digene Deutschland GmbH*	Germany
Digene (France) S.A.S.*	France
Digene (Italia) srl*	Italy
Digene (UK) Limited*	United Kingdom

*	Wholly owned subsidiary of Digene UK (Holdings) Limited